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SEC FILE NUMBER
8-13026

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **11/01/15** AND ENDING **10/31/16**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Mutual Funds Associates, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1701 Chili Avenue
(No and Street)

Rochester	**New York**	**14624**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott J. Zollo **(585) 235-3600**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flaherty Salmin LLP
(Name – *if individual, state last, first, middle name*)

2300 Buffalo Road, Building 200	**Rochester**	**New York**	**14624**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY - 3 2017
DIVISION OF TRADING & MARKETS

SEC 1410 (06-02)

mub

MUTUAL FUNDS ASSOCIATES, INC.

Financial Statements
October 31, 2016 and 2015

OATH OR AFFIRMATION

I, Scott J. Zollo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Mutual Funds Associates, Inc., as of October 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Principal
Title



PAUL H. SALMIN
Notary Public in the State of New York
MONROE COUNTY
Commission Expires 9/30/17

Notary Public

This report contains (check all applicable boxes):

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Shareholder's Equity.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital Under SEC Rule15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Flaherty Salmin CPAs

Straight Answers. Trusted Solutions.

Flaherty Salmin LLP Certified Public Accountants
2300 Buffalo Road, Building 200, Rochester, NY 14624-1365
office 585 279-0120 fax 585 279-0166 www.fs-cpa.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
Mutual Funds Associates, Inc.

We have audited the accompanying statements of financial condition of Mutual Funds Associates, Inc. as of October 31, 2016 and 2015, and the related statements of income (loss), changes in shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of Mutual Funds Associates, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mutual Funds Associates, Inc. as of October 31, 2016 and 2015, and results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I - Computation of Net Capital Under SEC Rule 15c3-1, Schedule II - Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) and Schedule III - Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Mutual Funds Associates, Inc.'s financial statements. The supplemental information is the responsibility of Mutual Funds Associates, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Flaherty Salmin LLP

Flaherty Salmin LLP
Rochester, New York

December 22, 2016

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
OCTOBER 31, 2016 AND 2015

ASSETS

	2016	2015
Cash and cash equivalents	$ 88,694	$ 72,789
Marketable securities, at fair value	59,661	57,129
Commissions receivable	608	14,799
Prepaid expenses	1,740	1,740
Property and equipment, net	794	1,094
Total assets	$ 151,497	$ 147,551

LIABILITIES AND SHAREHOLDER'S EQUITY

	2016	2015
Liabilities:		
Commissions payable	$ 23,952	$ 12,504
Income taxes payable	1,842	1,667
Total liabilities	25,794	14,171
Shareholder's equity:		
Common stock, no par value; authorized 200 shares; issued and outstanding 15 shares	6,000	6,000
Retained earnings	119,703	127,380
Total shareholder's equity	125,703	133,380
Total liabilities and shareholder's equity	$ 151,497	$ 147,551

See accompanying notes to financial statements

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF INCOME (LOSS)
FOR THE YEARS ENDED OCTOBER 31, 2016 AND 2015

	2016	2015
Revenue:		
Revenue from sale of investment company shares	$ 123,937	$ 161,869
Revenue from sale of insurance based products	138,611	98,738
Fees for account supervision and investment advisory	108,437	122,706
Dividends and interest income	2,399	2,739
Other revenue	1,500	-
Gains (losses) on marketable securities	338	(3,297)
Total revenue	375,222	382,755
Expenses:		
Commissions	285,873	291,919
Management fees	36,000	36,000
Rent	24,000	24,000
Professional fees	20,463	20,225
Other expenses	10,441	7,686
Regulatory fees	5,947	3,180
Total expenses	382,724	383,010
Income (loss) before provision for income taxes	(7,502)	(255)
Provision for income taxes	175	650
Net income (loss)	$ (7,677)	$ (905)

See accompanying notes to financial statements

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED OCTOBER 31, 2016 AND 2015

	Common Stock	Retained Earnings	Total
Balance, November 1, 2014	$ 6,000	$ 128,285	$ 134,285
Net income (loss) for the year ended October 31, 2015	-	(905)	(905)
Balance, October 31, 2015	6,000	127,380	133,380
Net income (loss) for the year ended October 31, 2016	-	(7,677)	(7,677)
Balance, October 31, 2016	$ 6,000	$ 119,703	$ 125,703

See accompanying notes to financial statements

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED OCTOBER 31, 2016 AND 2015

	2016	2015
Cash flows from operating activities:		
Net income (loss)	$ (7,677)	$ (905)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	300	300
Decrease (increase) in marketable securities	(2,532)	777
Decrease (increase) in commissions receivable	14,191	(5,949)
Increase (decrease) in commissions payable	11,448	4,780
Increase (decrease) in accounts payable	-	(6,000)
Increase (decrease) in income taxes payable	175	(5,869)
Net cash provided by (used in) operating activities	15,905	(12,866)
Cash flows from investing activities:		
Acquisition of property and equipment	-	-
Net increase (decrease) in cash and cash equivalents	15,905	(12,866)
Cash and cash equivalents - beginning of year	72,789	85,655
Cash and cash equivalents - end of year	$ 88,694	$ 72,789
Supplemental disclosure of cash flow information:		
Cash paid during the year for income taxes	$ -	$ 6,519

See accompanying notes to financial statements

1. THE COMPANY

Mutual Funds Associates, Inc. is a commission based representative for several mutual fund companies. They receive a commission for placing clients with those funds. They do not take possession of client funds, rather funds are deposited directly in the mutual fund companies and are managed solely by those funds. Mutual Funds Associates, Inc. is strictly a representative and its client base is mostly from the Western New York area.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Company reports on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all cash on hand, cash in banks and short-term investments with an original maturity of three months or less to be cash and cash equivalents for financial reporting purposes.

Marketable Securities - Marketable securities are recorded at fair value in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) regarding Fair Value Measurements and Disclosures. The resulting difference between cost and fair value is included in revenue.

The Company's marketable securities consist of an investment in a mutual fund, which is mostly invested in debt securities of U.S. and foreign governments and companies.

Commissions Receivable - The Company has receivables that arise from placing clients with mutual fund companies. Losses from uncollectible receivables shall be accrued when it is probable that a receivable is impaired and the amount of the loss can be reasonably estimated. As of the date of the financial statements, management believes that neither of these conditions exists with regard to receivables and, as such, an allowance for doubtful accounts has not been established.

Property and Equipment - Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the assets, which is five years. When depreciable property is retired or otherwise disposed of, the cost and the related accumulated depreciation are cleared from the respective accounts and any resulting gain or loss is reflected in income.

Risks and Uncertainties - Cash is maintained in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Company is also subject to credit risk through its receivable. Marketable securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in these financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Income Taxes - The Company accounts for income taxes in accordance with the ASC regarding Accounting for Income Taxes. This standard requires, among other things, recognition of future tax liability and benefits, measured by applying enacted tax rates attributable to future deductible and taxable temporary differences between financial statement and income tax basis of assets and liabilities, and tax credit carry forwards to the extent that realization of such benefits is more likely than not. The Company has insignificant differences between financial statement and income tax basis of assets and liabilities and, therefore, has not recorded any deferred tax asset or liability as of October 31, 2016 and 2015.

Reclassification - Certain prior year amounts have been reclassified to conform to the current year presentation.

3. FAIR VALUE MEASUREMENT

The Company accounts for its marketable securities in accordance with the ASC regarding Fair Value Measurements and Disclosures. This standard defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets that the Company has the ability to access.
- Level 2: Inputs to the valuation methodology include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, inputs other than quoted prices that are observable for the asset, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset.
- Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

3. FAIR VALUE MEASUREMENT, Continued

The Company's mutual fund is valued at quoted market price, which represents the net asset value of shares held by the Company at year end. This method may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value could result in a different fair value measurement at the reporting date.

The Company's marketable securities are Level 1 assets.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at October 31:

	2016	2015
Office equipment	$ 7,992	$ 7,992
Less: Accumulated depreciation	7,198	6,898
	$ 794	$ 1,094

Depreciation expense totaled $300 for each of the years ended October 31, 2016 and 2015.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At October 31, 2016, the Company had net capital of $114,220 which was $109,220 in excess of its required net capital of $5,000, and a ratio of aggregate indebtedness to net capital of .2258 to 1.

6. INCOME TAXES

The provision for income taxes consists of the following:

	2016	2015
Currently payable - Federal	$ -	$ 475
Currently payable - State	175	175
	$ 175	$ 650

The actual income tax provision for the years ended October 31, 2016 and 2015 differs from the expected tax provision computed by applying the U.S. Federal Corporate rate primarily due to state taxes, depreciation and the effect of the unrealized gains and losses on marketable securities.

MUTUAL FUNDS ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2016 AND 2015

7. RELATED PARTY TRANSACTIONS

The Company receives fees for account supervision and investment advisory from Core Alpha, Inc., an entity wholly owned by the President of the Company, who is also a relative of the shareholder, for placing clients with mutual fund companies. Commission income totaled $108,437 and $122,706 for the years ended October 31, 2016 and 2015, respectively.

The Company rents office space and equipment under an informal agreement from the shareholder. Rental expense totaled $24,000 for each of the years ended October 31, 2016 and 2015.

The Company pays management fees to Accu-Vest Planning, Inc., an entity wholly owned by the shareholder, for general management. Management fee expense totaled $36,000 for each of the years ended October 31, 2016 and 2015.

The Company pays consulting fees to the shareholder under an informal agreement. Consulting fees totaled $12,000 for each of the years ended October 31, 2016 and 2015.

8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the report of independent registered public accounting firm, which is the date the financial statements were available to be issued.

MUTUAL FUNDS ASSOCIATES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
OCTOBER 31, 2016

1.	Total ownership equity from Statement of Financial Condition		$ 125,703
2.	Deduct: Ownership equity not allowable for Net Capital		-
3.	Total ownership equity qualified for Net Capital		125,703
4.	Add:		
	A.	Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	B.	Other (deductions) or allowable credits	-
5.	Total capital and allowable subordinated liabilities		125,703
6.	Deductions and/or charges:		
	A.	Total non-allowable assets from Statement of Financial Condition	(2,534)
	B.	Secured demand note deficiency	-
	C.	Commodity futures contracts and spot commodities	-
	D.	Other deductions and/or charges	-
7.	Other additions and/or allowable credits		-
8.	Net Capital before haircuts on securities positions		123,169
9.	Haircuts on securities:		
	A.	Contractual securities commitments	-
	B.	Subordinated securities borrowings	-
	C.	Trading and investment securities:	
	1.	Exempted securities	-
	2.	Debt securities	-
	3.	Options	-
	4.	Other securities	(8,949)
	D.	Undue concentration	-
	E.	Other	-
10.	Net Capital		$ 114,220

Continued on next page

MUTUAL FUNDS ASSOCIATES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
OCTOBER 31, 2016
(Continued)

Computation of Basic Net Capital Requirement

11.	Minimum net capital required (6-2/3% of line 19)	$ 1,720
12.	Minimum dollar net capital requirement of reporting broker dealer	$ 5,000
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000
14.	Excess net capital (line 10 less line 13)	$ 109,220
15.	Net capital less greater of 10% of line 19 or 120% of line 12	$ 108,220

Computation of Aggregate Indebtedness

16.	Total A.I. liabilities from Statement of Financial Condition	$ 25,794
17.	Add: A. Drafts for immediate credit	-
	B. Market value of securities borrowed for which no equivalent value is paid or credited	-
	C. Other unrecorded amounts	-
18.	Deduct: Adjustment based on deposits in Special Reserve Accounts	-
19.	Total aggregate indebtedness	$ 25,794
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)	22.58%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Mutual Funds Associates, Inc. and included in the Company's unaudited Part IIA FOCUS Report filing as of the same date consisted of the following:

Net Capital per the Company's FOCUS Report (Unaudited)	$ 114,220
Difference	-
Net Capital per this computation	$ 114,220

MUTUAL FUNDS ASSOCIATES, INC.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER SEC RULE 15c3-3 (EXEMPTION)
OCTOBER 31, 2016

Computation for determination of reserve requirements under SEC Rule 15c3-3 is inapplicable since the Company is exempt from such rule pursuant to paragraph (k)(1).

MUTUAL FUNDS ASSOCIATES, INC.
SCHEDULE III - INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 (EXEMPTION)
OCTOBER 31, 2016

Information relating to possession or control requirements under SEC Rule 15c3-3 is inapplicable since the Company is exempt from such rule pursuant to paragraph (k)(1).



Flaherty Salmin CPAs

Straight Answers. Trusted Solutions.

Flaherty Salmin LLP Certified Public Accountants
2300 Buffalo Road, Building 200, Rochester, NY 14624-1365
office 585 279-0120 fax 585 279-0166 www.fs-cpa.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
Mutual Funds Associates, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which Mutual Funds Associates, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mutual Funds Associates, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: exemption provision (1) and Mutual Funds Associates, Inc. stated that Mutual Funds Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Mutual Funds Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mutual Funds Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Flaherty Salmin LLP
Flaherty Salmin LLP
Rochester, New York

December 22, 2016


mfa
MUTUAL FUNDS
ASSOCIATES INC

Rule 15c3-3 Exemption Report

Mutual Funds Associates, Inc. is a broker/dealer registered with the SEC and FINRA.

Mutual Funds Associates, Inc. claimed an exemption under paragraph (k)(1) of Rule 15c3-3 for the fiscal year ended October 31, 2016.

Mutual Funds Associates, Inc. is exempt from the provisions of Rule 15c3-3 because it meets the conditions set forth in paragraph (k)(1) of the rule, of which, the identity of the specific conditions are as follows:

The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer whose transactions are limited to the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company.

Mutual Funds Associates, Inc. has met the identified exemption provisions in paragraph (k)(1) of Rule 15c3-3 throughout fiscal year ended October 31, 2016 without exception.

The above statements are true and correct to the best of my knowledge and belief.

Scott J. Zollo, Principal
Mutual Funds Associates, Inc.

November 17, 2016